650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 27, 2014

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 3, 2013
Form 6-K
Filed February 13, 2014
File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Melissa Walsh regarding the Company’s March 18, 2014 response to the Staff’s letter dated February 25, 2014 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

The Company’s responses to the Staff’s comments are as follows (the comments have been retyped herein in bold for your ease of reference).

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

March 27, 2014

Form 20-F for the Fiscal Year Ended December 31, 2012

Financial Statements

Notes to the Consolidated Financial Statements

Note 22. Segment Reporting, page F-67

1.	We note your response to prior comment 2. Please clarify whether the Company intends to provide revenue disclosure by product group in the notes to the financial statements in its future Annual Reports on Form 20-F.

RESPONSE

The Company advises the Staff that with respect to its Annual Report on Form 20-F for the year ended December 31, 2013, it intends to provide revenue by product group (new homes, secondary and rental properties, home furnishing and improvements and research) for each of its largest concentrations of revenues, marketing services, e-commerce services, listing services and other value added services. The Company intends to provide the information as follows:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Marketing services:
New home	210,719	222,963	258,479
Secondary and rental properties	2,280	1,203	919
Home furnishing and improvement	33,635	25,695	18,924

Total marketing service revenues	246,634	249,861	278,322

E-commerce services:
New home	22,513	102,019	188,102
Other product groups	1,657	143	5

Total E-commerce service revenues	24,170	102,162	188,107

Listing services:
Secondary and rental properties	54,732	55,114	144,963
Research	9,785	13,592	14,178
Other product groups	2,608	4,168	2,406

Total listing service revenues	67,125	72,874	161,547

Securities and Exchange Commission

March 27, 2014

Form 6-K filed February 13, 2014

2.	We note your response to prior comment 3. Please tell us which nonfinancial metrics the Company intends to provide in its future Annual Reports on Form 20-F.

RESPONSE

The Company respectively advises the Staff it intends to provide quarterly data for 2013 for the following nonfinancial metrics in its Annual Report on Form 20-F for the year ended December 31, 2013:

•	website traffic

•	total registered members

•	active registered members and

•	geographic coverage of SouFun membership services

The Company advises the Staff that it does not intend to provide annual or quarterly data for earlier periods due to concerns regarding the quality of such data. In future years, the Company intends to provide annual data using 2013 as its starting point to provide trends for investors. The Company is providing the quarterly data for 2013 as a transition to provide trend information for that limited period rather than just providing annual data.

The Company continues to enhance its understanding and analyses of business drivers of its business and is in the process of establishing a comprehensive system to consistently capture relevant and accurate nonfinancial measures to support management’s decision making. To the extent the Company’s management believes additional nonfinancial measures are or become relevant, consistently reflect trends of the Company’s operations and become integral part of management’s decision support, the Company intends to disclose such measures in its discussions and analysis of operating and financial review and prospects section of its annual reports.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 27, 2014

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Barry E. Taylor at (650) 849-3329 of this firm or me at (650) 320-4509.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Julia Reigel
Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Kefei Li

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng